Exhibit 99.1

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF DECEMBER 31, 2025 AND JUNE 30, 2025

AND

FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 (UNAUDITED) AND JUNE 30, 2025

(IN U.S. DOLLARS, EXCEPT FOR NUMBER OF SHARES DATA)

	As of
	December 31, 2025 (Unaudited)	June 30, 2025 (Audited)
ASSETS
Current assets
Cash and cash equivalents	$262,708,875	$173,023,447
Restricted cash	-	8,425
Accounts receivable	3,461	7,980
Advances to suppliers	35,141	39,393
Loan receivables	-	31,930,000
Due from related parties	-	150,876
Prepayments, deposits and other current assets	1,076,474	3,947,021
Total current assets	263,823,951	209,107,142
Non-current assets
Property, plant and equipment, net	4,022,456	4,223,973
Operating lease - right-of-use assets, net	4,265,481	4,383,029
Long-term deposits and other non-current assets	60,355,679	60,349,230
Total non-current assets	68,643,616	68,956,232
TOTAL ASSETS	$332,467,567	$278,063,374

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$5,359,005	$5,591,799
Contract liabilities	455,305	298,785
Taxes payable	51,672	36,306
Current maturities of operating lease liabilities	81,952	78,976
Due to related parties	2,568,941	2,499,951
Total current liabilities	8,516,875	8,505,817
Non-current liabilities
Long-term portion of operating lease liabilities	1,355,232	1,331,873
Deferred tax liabilities	397,423	397,423
Total non-current liabilities	1,752,655	1,729,296
TOTAL LIABILITIES	10,269,530	10,235,113

Commitments and contingencies	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $1.25 par value, 20,000,000 shares authorized; 3,200,154* shares and 160,154* issued and outstanding as of December 31, 2025 and June 30, 2025)	4,000,190	200,190
Additional paid-in capital	343,392,327	297,026,948
Statutory reserve	664,100	664,100
Accumulate deficits	(24,160,913)	(23,999,135)
Accumulated other comprehensive loss	(3,697,430)	(7,997,390)
Total equity attributable to shareholders	320,198,274	265,894,713
Non-controlling interest	1,999,763	1,933,548
TOTAL SHAREHOLDERS’ EQUITY	322,198,037	267,828,261
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$332,467,567	$278,063,374

*	Retrospectively restated for effect of reverse stock splits on September 24, 2024, May 30, 2025 and March 30, 2026, and capital reduction on March 6, 2025.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER

COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

(UNAUDITED)

	For the six months ended December 31,
	2025	2024 (Reclassified)
Revenues
Installation and maintenance	$17,457,726	$16,896,126
Housekeeping	8,834,110	8,609,890
Senior care services	-	354,688
Educational consulting services	-	502,957
Total revenues	26,291,836	26,363,661
Cost of revenues
Installation and maintenance	12,939,396	12,510,940
Housekeeping	7,196,000	7,276,240
Senior care services	-	143,370
Educational consulting services	-	572,014
Total cost of revenues	20,135,396	20,502,564
Gross profit	6,156,440	5,861,097
Operating expenses
Sales and marketing expenses	4,472,887	8,758,578
General and administrative expenses	1,809,722	2,287,313
Total operating expenses	6,282,609	11,045,891
Loss from operations	(126,169)	(5,184,794)
Other income (expenses), net
Interest income	146,568	178,181
Other expenses, net	(111,864)	(53,230)
Total other income, net	34,704	124,951
Loss before income taxes	(91,465)	(5,059,843)
Income tax expense	(18,261)	-
Net loss from continuing operations	$(109,726)	$(5,059,843)
Discontinued operations:
Loss from discontinued operations, net of income taxes	-	(58,789)
Gain on disposal of discontinued operations, net of tax	-	2,827,017
Net income from discontinued operations	-	2,768,228
Net loss	(109,726)	(2,291,615)
Including:
Net loss attributable to the Company’s shareholders	(161,778)	(2,291,615)
Net income attributable to non-controlling interests	52,052	-
Net loss	$(109,726)	$(2,291,615)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil tax	4,314,123	(856,181)
Total comprehensive income (loss)	$4,204,397	$(3,147,796)

Net loss per ordinary share - basic	(0.13)	(340.91)
Net loss per ordinary share - diluted	(0.13)	(340.91)
Weighted average number of ordinary shares outstanding - basic	1,207,586 *	6,722 *
Weighted average number of ordinary shares outstanding - diluted	1,207,586 *	6,722 *

*	Retrospectively restated for effect of reverse stock splits on September 24, 2024, May 30, 2025 and March 30, 2026.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

(UNAUDITED)

	Number of Shares*	Ordinary Shares*	Additional paid-in capital*	Statutory reserve	Accumulated deficits	Accumulated other comprehensive loss	Non-controlling interest	Total shareholders’ equity

Balance as of June 30, 2024	1,635	$2,044	$191,883,857	$664,100	$(23,019,895)	$(7,168,199)	$795,869	$163,157,776
Net loss	-	-	-	-	(2,291,615)	-	-	(2,291,615)
Foreign currency translation adjustment	-	-	-	-	-	(856,181)	-	(856,181)
Disposal of equity in Zhongrun	-	-	-	-	-	-	(815,822)	(815,822)
Shares issued to investors	5,200	6,500	64,993,757	-	-	-	-	65,000,257
Reverse stock split	117	146	(146)	-	-	-	-	-
Balance as of December 31, 2024	6,952	$8,690	$256,877,468	$664,100	$(25,311,510)	$(8,024,380)	$(19,953)	$224,194,415

Balance as of June 30, 2025	160,154	200,190	297,026,948	664,100	(23,999,135)	(7,997,390)	1,933,548	267,828,261
Net loss (income)	-	-	-	-	(161,778)	-	52,052	(109,726)
Foreign currency translation adjustment	-	-	-	-	-	4,299,960	14,163	4,314,123
Shares issued to investors	3,040,000	3,800,000	46,365,379	-	-	-	-	50,165,379
Balance as of December 31, 2025	3,200,154	$4,000,190	$343,392,327	$664,100	$(24,160,913)	$(3,697,430)	$1,999,763	$322,198,037

*	Retrospectively restated for effect of reverse stock splits on September 24, 2024, May 30, 2025 and March 30, 2026, and capital reduction on March 6, 2025.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024

(IN U.S. DOLLARS)

(UNAUDITED)

	For the six months ended December 31,
	2025	2024
Cash provided by operating activities
Net loss	$(109,726)	$(2,291,615)
Adjustments to reconcile net loss to net cash:
Income tax expense	18,261	-
Interest expense	-	11,509
(Reversal of) Provision for allowance of expected credit losses	(16,378)	93,072
Depreciation and amortization	275,214	143,348
Amortization of right-of-use assets	172,315	201,952
Written off of property, plant and equipment	1,805	-
Gain on disposal of discontinued operations	-	(2,827,017)
Changes in operating assets and liabilities
Accounts receivables	21,003	353,314
Advance to suppliers	4,935	944,315
Inventories	-	18,753
Prepayments, deposits and other current assets	1,195,461	3,374,159
Long-term deposits and other non-current assets	-	350,833
Accounts payable and accrued expenses	(325,006)	(684,230)
Contract liabilities	149,650	1,483
Taxes payable	(3,696)	(6,426)
Operating lease liabilities	24,675	(5,891)
Net cash provided by (used in) operating activities	1,408,513	(322,441)
Investing Activity
Collection from (Disbursements of) loan receivables	33,632,933	(31,930,000)
Due from related parties	152,286	-
Net cash provided by (used in) investing activities	33,785,219	(31,930,000)
Financing Activities
Proceeds from share issuance	50,165,379	65,000,257
Borrowing from (Repayment to) related parties	64,920	(337,435)
Net cash provided by financing activities	50,230,299	64,662,822
Net increase in cash and cash equivalents	85,424,031	32,410,381
Effects of currency translation	4,252,972	(765,098)
Cash and cash equivalents at beginning of period	173,031,872	100,665,223
Cash and cash equivalents at end of period	$262,708,875	$132,310,506
SUPPLEMENTAL DISCLOSURES
Income taxes paid	$-	$-
Interest paid	$-	$11,509

Non-cash transactions
Disposal of equity in Zhongrun	$-	$5,731,103